February 20, 2020

David R. Melville III
President and Chief Executive Officer
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, LA 70801

       Re: Business First Bancshares, Inc.
           Registration Statement on Form S-4
           Filed February 18, 2020
           File No. 333-236472

Dear Mr. Melville III:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance